                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)


                       CENTURY PROPERTIES GROWTH FUND XXII
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000


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                            CALCULATION OF FILING FEE

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Transaction Valuation*     $29,243,821      Amount of Filing Fee: $5,848.76

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* For purposes of calculating the fee only. This amount assumes the purchase of 57,005.5 units of limited partnership interest of the subject partnership for $513 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ]      Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:          Filing Parties:



Form or Registration No.:        Date Filed:




                         (Continued on following pages)


                               Page 1 of 8 Pages

                 SCHEDULE 14D-1/AMENDMENT NO. 14 TO SCHEDULE

                  This Statement (the "Statement") constitutes (a) the initial
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Growth Fund XXII (the "Partnership"); and (b) Amendment No. 14 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 30, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corp. ("IFGP"), Insignia NPI L.L.C. ("NPI"), Riverside Drive L.L.C. ("Riverside") and Andrew L. Farkas as amended by
(i) Amendment No. 1 filed with the Commission on January 31, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("Properties") and Andrew L. Farkas; (ii) Amendment No. 2 filed with the Commission on February 27, 1996 by Insignia, IFGP, NPI, Riverside, Commercial, Properties and Andrew L. Farkas; (iii) Amendment No. 3 filed with the Commission on January 16, 1997 by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas; (iv) Amendment No. 4 filed with the Commission on August 28, 1997 by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT and Andrew L. Farkas;
(v) Amendment No. 5 filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas; (vii) Amendment No. 7 filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (ix) Amendment No. 9, filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (x) Amendment No. 10 filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"); (xi) Amendment No. 11, filed with the Commission on May 14, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO;
(xii) Amendment No. 12, filed with the Commission on July 1, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO; and (xiii) Amendment No. 13, filed with the Commission on August 6, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Century Properties Growth Fund XXII, a California limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  (b) This Statement relates to an offer by AIMCO OP to purchase up to 57,005.50 of the 82,848 outstanding units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $513 in cash (less the amount of any distributions paid by the Partnership on and after October 12 , 1999), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated October 12, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

                  (c) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.



                                Page 2 of 8 Pages

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(d), (g) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 14 to the Schedule 13D, by IPLP Acquisition I, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation. The sole general partner of AIMCO OP is AIMCO-GP. AIMCO-GP is a wholly owned subsidiary of AIMCO. On February 26, 1999, IPT was merged into AIMCO, and AIMCO contributed IPT's interest in IPLP to AIMCO's wholly owned subsidiary, AIMCO/IPT. AIMCO/IPT also replaced IPT as the sole general partner of IPLP. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offer to Purchase under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO, AIMCO-GP and AIMCO/IPT are listed on Annex I to the Offer to Purchase ("Annex I"), which is incorporated herein by reference.

                  (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
                  COMPANY.

                  (a)-(b) The information set forth in Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, the Partnership's Form 10-QSB for the six months ended June 30, 1999, and the financial statements and notes thereto included therein, and the information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section
13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(c) The information set forth in the Offer to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

ITEM 5.           PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                  BIDDER.

                  (a)-(g) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer -- Section 12. Future Plans of the Purchaser" and "The Offer -- Section 7. Effects of the Offer" is incorporated herein by reference.


                               Page 3 of 8 Pages

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b) IPLP Acquisition directly owns 5,459 Units, Market Ventures L.L.C., a Delaware limited liability company ("Market Ventures"), directly owns 45 Units, IPLP directly owns 17,341.5 Units, and AIMCO OP directly owns 2,997 Units (for an aggregate of 25,842.5 Units), representing 6.6%, 0.1%, 20.9%, and 3.6% respectively, or a total of 31.2% of the outstanding Units based on the 82,848 Units outstanding at October 1, 1998.

                  AIMCO OP, AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by IPLP Acquisition and Market Ventures, by reason of their relationship with IPLP Acquisition and Market Ventures. IPLP Acquisition is a wholly owned subsidiary of AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). Market Ventures is a wholly owned subsidiary of AG Properties, L.L.C., a Delaware limited liability company, and AG Properties L.L.C. is a wholly owned subsidiary of AIMCO/NHP Properties, Inc., a Delaware corporation. AIMCO OP is the 95% owner of AIMCO/NHP Properties, Inc. AIMCO-GP is a wholly owned subsidiary of AIMCO. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by reason of their relationship with AIMCO OP.

                  AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) IPLP Acquisition is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,459 Units directly owned by it; (ii) Market Ventures is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 45 Units directly owned by it; (iii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 17,341.5 Units directly owned by it; (iv) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of 2,997 Units directly owned by it, the 5,459 Units directly owned by IPLP Acquisition and the 45 Units directly owned by Market Ventures;
(v) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,997 Units directly owned by AIMCO OP, the 5,459 Units directly owned by IPLP Acquisition and the 45 Units directly owned by Market Ventures; (vi) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 17,341.5 Units directly owned by IPLP; and (vii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,997 Units directly owned by AIMCO OP, the 5,459 Units directly owned by IPLP Acquisition, the 45 Units directly owned by Market Ventures and the 17,341.5 Units directly owned by IPLP.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

ITEM 8.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offer to Purchase under "The Offer -- Fees and Expenses" is incorporated herein by reference.


                               Pages 4 of 8 Pages

ITEM 9.           FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, and Partnership's Form 10-QSB for the six months ended June 30, 1999, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7~World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

ITEM 10.          ADDITIONAL INFORMATION.

                  (a)    Not applicable.

                  (b)-(d) The information set forth in the Offer to Purchase under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.

                  (e) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

                  (f) The Offer to Purchase is hereby incorporated by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Offer to Purchase, dated October 12, 1999.
                  (a)(2) Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated October 12, 1999, from AIMCO OP to the
                         Limited Partners of the Partnership.
                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (c)    Not applicable.
                  (d)    Not applicable.
                  (e)    Not applicable.
                  (f)    Not applicable.
                  (z)(1) Agreement of Joint Filing, dated October 12, 1999,
                         among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition.


                               Page 5 of 8 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 1999


                                             IPLP ACQUISITION I, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -----------------------------
                                                 Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                 -----------------------------
                                                 Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By: AIMCO/IPT, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -----------------------------
                                                 Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -----------------------------
                                                 Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 -----------------------------
                                                 Executive Vice President

                                             APARTMENT INVESTMENT AND
                                             MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 -----------------------------
                                                 Executive Vice President


                               Page 6 of 8 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION


                  (a)(1)   Offer to Purchase, dated October 12, 1999.
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated October 12, 1999, from AIMCO OP to the Limited Partners of the Partnership.
                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.).
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated October 12, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition.


                               Page 7 of 8 Pages